                                                                    EXHIBIT 99.1

ITEM 8. FINANCIAL STATEMENTS

                          INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants................................................................................40
Consolidated Balance Sheets......................................................................................41
Consolidated Statements of Operations............................................................................42
Consolidated Statement of Changes in Stockholders' Equity........................................................43
Consolidated Statements of Cash Flows............................................................................44
Notes to Consolidated Financial Statements....................................................................46-62
Selected Quarterly Financial Data (Unaudited)....................................................................63

                        REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders of
Canyon Resources Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows present fairly, in all material respects, the financial position of Canyon Resources Corporation and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 4 to the financial statements, the Company changed its methods of accounting for exploration costs on unproven properties and accounting for costs of start-up activities in 1998.

As discussed in Note 19(b) to the consolidated financial statements, the Company did not make scheduled debt payments of $825,000 during the fourth quarter of 2001, but obtained bank waivers such that these amounts are now due on January 31, 2002, along with a regularly scheduled payment of $275,000. Should the Company not be able to pay this and/or subsequently scheduled debt payments, its operations and liquidity may be adversely affected. Management's plans in regard to these matters are discussed more fully in Note 19(b).

PricewaterhouseCoopers LLP
February 28, 2001, except for
Notes 1 and 9, as to which the date is April 4, 2001 and
Note 19(b), as to which the date is January 18, 2002

CANYON RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                                    December 31,      December 31
ASSETS                                                                 2000               1999
                                                                    ------------      ------------

Cash and cash equivalents                                           $  1,061,200      $    681,600
Restricted cash                                                        1,379,800         1,962,900
Accounts receivable                                                      768,100            18,800
Inventories                                                            6,600,500         7,818,900
Prepaid and other assets                                                 195,300         1,168,700
                                                                    ------------      ------------
     Total current assets                                             10,004,900        11,650,900
                                                                    ------------      ------------

Property and equipment
     Mining claims and leases                                         23,025,800        21,136,400
     Producing property                                               44,508,600        52,696,300
     Other                                                               839,600           841,600
                                                                    ------------      ------------
                                                                      68,374,000        74,674,300
Accumulated depreciation and depletion                               (28,274,700)      (18,582,400)
                                                                    ------------      ------------
        Net property and equipment                                    40,099,300        56,091,900
                                                                    ------------      ------------
Other assets                                                           1,417,300         3,488,400
                                                                    ------------      ------------
       Total Assets                                                 $ 51,521,500      $ 71,231,200
                                                                    ============      ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable                                                    $  3,261,700      $  2,499,700
Notes payable - current                                                2,669,800            30,700
Accrued reclamation costs                                              1,509,000         1,830,400
Deferred income                                                        1,505,200         8,421,200
Other current liabilities                                                978,000           876,900
                                                                    ------------      ------------
     Total current liabilities                                         9,923,700        13,658,900

Notes payable - long term                                              2,667,100         5,336,900
Accrued reclamation costs                                              2,575,300         2,386,100
Deferred income                                                        1,264,000         2,769,200
Other noncurrent liabilities                                             775,600         1,445,500
                                                                    ------------      ------------
     Total Liabilities                                                17,205,700        25,596,600
                                                                    ------------      ------------

Commitments and contingencies (Note 10)

Common stock ($.01 par value). 50,000,000 shares authorized
    and 12,499,200 issued and outstanding at December 31, 2000;
    100,000,000 shares authorized and 46,497,500 issued and
    outstanding at December 31, 1999                                     125,000           465,000
Capital in excess of par value                                        96,516,100        95,422,100
Deficit                                                              (62,325,300)      (50,252,500)
                                                                    ------------      ------------
     Total Stockholders' Equity                                       34,315,800        45,634,600
                                                                    ------------      ------------
     Total Liabilities and Stockholders' Equity                     $ 51,521,500      $ 71,231,200
                                                                    ============      ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

CANYON RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          Years Ended December 31,
                                                                 2000               1999              1998
                                                              -----------       ------------      ------------
     REVENUE
Sales                                                         $ 34,726,300      $ 30,904,500      $ 35,246,600
                                                              ------------      ------------      ------------

     EXPENSES
Cost of sales                                                   24,315,400        23,934,300        26,299,600
Depreciation, depletion, and amortization                        9,676,300         7,014,400         6,783,600
Selling, general and administrative                              1,098,200         1,146,400         3,274,200
Exploration costs                                                   67,300           185,800           552,400
Provision for site reclamation                                          --           937,400                --
Impairment of producing property                                11,000,000                --                --
Loss on asset disposals                                            104,400            26,900           791,200
                                                              ------------      ------------      ------------
                                                                46,261,600        33,245,200        37,701,000
                                                              ------------      ------------      ------------

     OTHER INCOME (EXPENSE)
Interest income                                                    223,700           150,800           196,900
Interest expense                                                  (760,300)         (704,600)       (1,504,100)
Gain on restructuring of gold loan                                      --         3,108,200           919,700
Other                                                                 (900)          (10,200)           (7,400)
                                                              ------------      ------------      ------------
                                                                  (537,500)        2,544,200          (394,900)
                                                              ------------      ------------      ------------

Income (loss) before extraordinary item and cumulative
   effect of changes in accounting principles                  (12,072,800)          203,500        (2,849,300)
Extraordinary loss on debt prepayments                                  --                --          (281,500)
Cumulative effect of changes in accounting principles                   --                --        (8,928,100)
                                                              ------------      ------------      ------------
Net income (loss)                                             $(12,072,800)     $    203,500      $(12,058,900)
                                                              ============      ============      ============

Basic and diluted income (loss) per share(1):
   Income (loss) before extraordinary item and cumulative
   effect of changes in accounting principles                 $     (1.03)      $       0.02      $      (0.25)
   Extraordinary loss on debt prepayments                               --                --      $      (0.02)
   Cumulative effect of changes in accounting principles                --                --      $      (0.77)
                                                              ------------      ------------      ------------
   Net income (loss)                                          $      (1.03)     $       0.02      $      (1.04)
                                                              ============      ============      ============
   Weighted average shares outstanding(1)                       11,699,700        11,587,000        11,528,700
                                                              ============      ============      ============

(1)  Adjusted for the Company's 1/4 reverse split of common stock.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

CANYON RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN
      STOCKHOLDERS' EQUITY

For the years ended December 31, 2000, 1999, and 1998

                                                                                  Capital         Retained
                                                     Common Stock                in excess        Earnings
                                               Shares            Amount         of par value      (Deficit)
                                             -----------      ------------      ------------     ------------

Balances, December 31, 1997                   43,617,100      $    436,200      $ 92,999,400     $(38,397,100)

Issuance of stock and warrants                 2,520,000            25,200         2,294,100               --
Net (loss)                                            --                --                --      (12,058,900)
                                             -----------      ------------      ------------     ------------
Balances, December 31, 1998                   46,137,100           461,400        95,293,500      (50,456,000)

Issuance of stock and warrant                    360,400             3,600           128,600               --
Net income                                            --                --                --          203,500
                                             -----------      ------------      ------------     ------------
Balances, December 31, 1999                   46,497,500           465,000        95,422,100      (50,252,500)

Exercise of stock option                          10,000               100             2,400               --
Adjustment to reflect 1/4 reverse split      (34,880,200)         (348,800)          348,800               --
Issuance of stock, net                           871,900             8,700           742,800               --
Net (loss)                                            --                --                --      (12,072,800)
                                             -----------      ------------      ------------     ------------
Balances, December 31, 2000                   12,499,200      $    125,000      $ 96,516,100     $(62,325,300)
                                             ===========      ============      ============     ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

CANYON RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  Years Ended December 31,
                                                                          2000              1999              1998
                                                                      ------------      ------------      ------------

Cash flows from operating activities:
  Net income (loss)                                                   $(12,072,800)     $    203,500      $(12,058,900)
                                                                      ------------      ------------      ------------
  Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
     Extraordinary loss on debt prepayments                                     --                --           281,500
     Cumulative effect of changes in accounting principle                       --                --         8,928,100
     Depreciation, depletion, and amortization                           9,676,300         7,014,400         6,783,600
     Amortization of financing costs                                       187,700           160,000           209,900
     Provision for site reclamation                                             --           937,400                --
     Impairment of producing property                                   11,000,000                --                --
     Loss on asset disposals                                               104,400            26,900           791,200
     Changes in operating assets and liabilities:
        Decrease (increase) in receivables                                (749,300)          155,000          (317,700)
        Decrease (increase) in inventories                               1,218,400        (2,446,700)           20,100
        Decrease (increase) in prepaid and other assets                    207,700         1,360,000        (1,256,400)
        Increase (decrease) in accounts payable and
           accrued liabilities                                             485,900          (286,000)         (779,200)
        Increase (decrease) in deferred income                          (8,421,200)           82,200         8,580,200
        Increase (decrease) in other liabilities                          (399,200)          (81,600)           45,000
        Increase (decrease) in restricted cash                              83,100           275,300           (60,100)
                                                                      ------------      ------------      ------------
     Total adjustments                                                  13,393,800         7,196,900        23,276,200
                                                                      ------------      ------------      ------------
     Net cash provided by operating activities                           1,321,000         7,400,400        11,217,300
                                                                      ------------      ------------      ------------
Cash flows from investing activities:
  Purchases and development of property and equipment                   (2,740,500)         (586,500)       (4,464,800)
  Proceeds on asset dispositions                                            89,200            64,800         6,587,500
  Decrease in restricted cash                                            1,345,800           497,100                --
                                                                      ------------      ------------      ------------
   Net cash provided by (used in) investing activities                  (1,305,500)          (24,600)        2,122,700
                                                                      ------------      ------------      ------------
Cash flows from financing activities:
  Issuance of stock                                                        754,000            56,200         2,207,500
  Proceeds from loans and restricted cash                                       --           135,000         1,204,000
  Proceeds from asset sales utilized (reserved) for debt payments               --         2,400,000        (2,400,000)
  Receipts from escrow account                                                  --                --               200
  Payments on debt                                                         (30,700)      (11,007,100)      (15,091,600)
  Payments on capital lease obligations                                   (359,200)         (264,000)         (220,400)
  Payments to collateralize letters of credit                                   --                --          (165,000)
                                                                      ------------      ------------      ------------
   Net cash provided by (used in) financing activities                     364,100        (8,679,900)      (14,465,300)
                                                                      ------------      ------------      ------------
Net increase (decrease) in cash and cash equivalents                       379,600        (1,304,100)       (1,125,300)
Cash and cash equivalents, beginning of year                               681,600         1,985,700         3,111,000
                                                                      ------------      ------------      ------------
Cash and cash equivalents, end of year                                $  1,061,200      $    681,600      $  1,985,700
                                                                      ============      ============      ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

CANYON RESOURCES CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

Supplemental disclosures of cash flow information:

1. The Company paid $575,200, $543,500, and $1,366,800 of interest during 2000, 1999, and 1998, respectively. No interest was capitalized during the periods presented.

2.   The Company paid no income taxes during 2000, 1999, and 1998.

Supplemental schedule of noncash investing and financing activities:

1. Capital lease obligations of $313,300, $12,300, and $1,326,300 were incurred for equipment in 2000, 1999, and 1998, respectively.

2. The Company converted a commodity based loan with a carrying amount of $7,727,200 to a cash loan in 1999. The carrying amount was reduced by $2,528,000 at the time of conversion to adjust the monetized amount of the loan to the value of the commodity based loan on the conversion date.

3. The Company financed an equipment lease buy-out in the amount of $59,200 in 1999.

4. The Company acquired equipment with a fair market value of $53,000 by exchange of certain assets in 1999.

5. The Company issued 345,400 shares of common stock with a fair market value of $76,000 to certain creditors as payment for accounts payable during 1999.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                  CANYON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   NATURE OF OPERATIONS AND LIQUIDITY:

     Canyon Resources Corporation (the Company or Canyon) is a United States based corporation involved in all phases of the mining business including exploration, permitting, developing, operating and final closure of mining projects. The Company has gold production operations in the western United States and conducts exploration activities in search of additional mineral properties (emphasizing precious metals) in the western United States and in Latin America and Africa. The principal market for the Company's precious metals products are European-based bullion trading concerns. Until December 31, 1998, the Company also had industrial mineral production operations (diatomite and pumice) in the Western United States.

     At December 31, 2000, the Company, as guarantor for the Briggs Mine loan facility, and CR Briggs Corporation, the Company's wholly-owned subsidiary whose principal asset is the Briggs Mine, were not in compliance with certain covenants required by the loan facility, including minimum working capital levels and working capital ratios. Although waivers have been obtained for all existing matters of non-compliance, the Company does not expect to be in compliance with its working capital covenants through the remaining term of the loan facility and has obtained additional waivers of compliance through November 30, 2002, or repayment in full of the loans, whichever first occurs. In addition, remaining principal payments on the loan facility have been rescheduled to conform with the Company's expected cash flows over the next two years (see Note 9). The Company believes that its cash requirements over the next twelve months can be funded through a combination of existing cash, cash raised subsequent to year-end through a private placement of stock (see Note
19), and cash flows from operations. Cash flows from operations, however, could be significantly impacted if the market price of gold fluctuates, as only 4% of the Briggs Mine estimated production in 2001 was hedged at December 31, 2000. Because of continued low gold prices and the potential for further price declines, the Company expects to manage its cash resources by (i) establishing a bank required hedge program during the second quarter of 2001 to mitigate its market price risk, (ii) continuing to examine its operations for ways to increase efficiencies and lower costs and (iii) deferring, to the extent possible, capital and equipment maintenance expenditures. If management's plans are not successful, operations and liquidity may be adversely impacted.

2.   USE OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION: The consolidated financial statements of the Company include the accounts of Canyon and its wholly-owned subsidiaries: CR Kendall Corporation; CR Minerals Corporation; CR Briggs Corporation; CR Montana Corporation; CR International Corporation; Canyon Resources (Chile) S.A.; Canyon De Panama, S.A.; CR Brazil Corporation; and its 90% owned subsidiaries: Canyon Resources Venezuela, C.A.; Canyon Resources Africa Ltd.; and Canyon Resources Tanzania Limited. The Company applied equity accounting principles for its 40% ownership in Minera Hispaniola, S.A., a foreign corporation which was sold in 1998. All intercompany balances and transactions have been eliminated in the consolidated financial statements.

On March 9, 2000, the Board of Directors approved a resolution to implement a 1/4 reverse split of the Company's common stock, reduce the Company's authorized shares of common stock from 100 million to 50 million, eliminate the Company's authorized preferred stock, and modify the numbers of outstanding

                  CANYON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED):

warrants and options and their exercise price in accord with the 1/4 reverse split. These actions were effective on March 24, 2000. An amount equal to the $0.01 par value of the shares no longer outstanding has been transferred from common stock to additional paid-in capital. Per share calculations for all periods presented on the Company's Statements of Operations and all references to per share amounts or potential common shares in the notes hereto have been adjusted to give effect to the reverse split.

PRIOR PERIOD RECLASSIFICATIONS: Certain prior period items have been reclassified in the consolidated financial statements to conform with the current year presentation.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents include highly liquid investments with original maturities of three months or less at the date of purchase and which are not subject to significant risk from changes in interest rates. The Company maintained at December 31, 2000 and 1999, a significant portion of its cash in two financial institutions.

RESTRICTED CASH: Cash held as collateral for reclamation bonds is classified based on the expected release or use of such collateral. Cash held in trust and restricted to specific use is classified as current when expected to be used in current operations or noncurrent when expected to be used in the acquisition, maintenance, or development of noncurrent assets.

INVENTORIES: Processed ores and metal-in-process are stated at the lower of average cost or market. Materials and supplies are stated at cost.

MINING CLAIMS AND LEASES: All costs, other than acquisition costs, are expensed prior to the establishment of proven and probable reserves (See Note 4). Gains or losses resulting from the sale or abandonment of properties are included in operations.

PRODUCING PROPERTIES AND EQUIPMENT: Acquisition and development costs associated with properties brought into production are charged to operations using the units-of-production method based on estimated proven and probable reserves which can be recovered. Costs of start-up activities and on-going costs to maintain production are expensed as incurred. The Company, in order to more closely match expenses and revenues, capitalizes costs of overburden removal that are in excess of the estimated average pit strip ratio (ratio of waste tons mined to ore tons mined) over the pit life. When the actual strip ratio becomes less than the estimated average pit strip ratio, these costs are expensed. Production facilities and equipment are stated at cost and are amortized over the estimated proven and probable reserves which can be recovered of the related property. Vehicles and office equipment are stated at cost and are depreciated using the straight-line method over estimated useful lives of three to five years. Maintenance and repairs are charged to expense as incurred. Gains or losses on dispositions are included in operations.

IMPAIRMENTS: The Company evaluates the carrying value of its properties and equipment by applying the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. With respect to properties with proven and probable reserves, an impairment loss is recognized when the estimated future cash flows (undiscounted and without interest) expected to result from the use of the asset are less than the carrying amount of the asset. Measurement of the impairment loss is based on discounted cash flows. Properties with unproven reserves are assessed for impairment when changes in market conditions or other events occur and are measured based on fair value.

SITE RECLAMATION: Costs (undiscounted) are estimated based primarily upon environmental and regulatory requirements and are accrued and charged to expense over the expected economic life of the operation

                  CANYON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED):

using the units of production method based upon proven and probable reserves which can be recovered.

REVENUE RECOGNITION: Revenue from the sale of gold is recognized when title passes. Gold sales are made in accordance with standard sales contracts that the Company executes with major financial institutions and smelters.

The Company uses forward sales contracts to hedge its exposure to gold prices. Contract prices on forward sales contracts are recognized in product sales as the designated production is sold. In the event of early settlement of hedge contracts, gains and losses are deferred and recognized in income at the originally designated delivery date.

DERIVATIVE COMMODITY INSTRUMENTS: The Company uses derivative commodity instruments to manage market risks associated with fluctuating gold prices. The Company does not hold or issue derivative commodity instruments for trading purposes. Gold loans are monetized at the original proceeds amount and are recognized into revenue at the time of physical delivery of the metal. Gains or losses related to changes in values of forward sales contracts are included in revenues when the underlying production is delivered to meet the commitment, or at the originally designated maturity dates in the event of early settlement of such contracts. Cash flow resulting from these instruments is included in net cash provided by operating activities on the statements of cash flows.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). SFAS 133 requires that all derivatives be recognized as assets or liabilities and be measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting as either a fair value hedge or a cash flow hedge. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows of the hedging instruments and the hedged items. SFAS 133 is effective for the Company beginning on January 1, 2001. In June 2000, the FASB issued SFAS 138, which amends the accounting and reporting standards of SFAS 133 for certain derivative instruments and hedging activities. See Note 18 for a discussion of the expected impact on the Company's reported operating results and financial position upon adoption of these standards.

DEFERRED FINANCING COSTS: Costs incurred to obtain debt financing are capitalized and amortized over the life of the debt facilities using the effective interest method.

EARNINGS PER SHARE: The Company computes earnings per share (EPS) by applying the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share. Basic EPS is computed by dividing income available to common shareholders (net income less any dividends declared on preferred stock and any dividends accumulated on cumulative preferred stock) by the weighted average number of common shares outstanding. Diluted EPS requires an adjustment to the denominator to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. The numerator is adjusted to add back any convertible preferred dividends and the after-tax amount of interest recognized with any convertible debt. As the Company reported net a loss in 2000 and in 1998, inclusion of potential common shares would have an antidilutive effect on per share amounts. The inclusion of potential common shares had no effect on per share amounts in 1999. Accordingly, the Company's basic and diluted EPS computations are the same for all periods presented. At December 31, 2000, 1999, and 1998, respectively, there were potential common shares outstanding of 773,900, 677,300 and 1,222,300, respectively.

                  CANYON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED):

INCOME TAXES: The Company computes deferred income taxes under the asset and liability method prescribed by Statement of Financial Account Standards No. 109, Accounting for Income Taxes. This method recognizes the tax consequences of temporary differences between the financial statement amounts and the tax bases of certain assets and liabilities by applying statutory rates in effect when the temporary differences are expected to reverse.

4.   PRIOR YEAR CHANGES IN ACCOUNTING PRINCIPLES:

     In the second quarter of 1998, the Company changed its method of accounting for exploration costs on unproven properties from capitalizing all expenditures to expensing all costs, other than acquisition costs, prior to the establishment of proven and probable reserves. This brought the Company's accounting method in accordance with the predominant practice in the US mining industry and better reflects operating income and cash flow. The cumulative effect of the change on prior years of $5,625,400, or $0.49 per share, is included in the loss for 1998. The effect of the change on 1998 was to increase the loss before extraordinary item and cumulative effect of changes in accounting principles by $408,600, or $0.04 per share.

     In the fourth quarter of 1998, the Company elected early adoption of Statement of Position No. 98-5, Reporting on the Costs of Start-Up Activities (SOP 98-5). SOP 98-5 was otherwise effective for financial statements for fiscal years beginning after December 15, 1998 and requires costs of start-up activities and organization costs to be expensed as incurred. The cumulative effect of the change on prior years of $3,302,700 or $0.28 per share, is included in the loss for 1998. The effect of the change on 1998 was to decrease the loss before extraordinary item and cumulative effect of changes in accounting principles by $751,200, or $0.08 per share.

5.   RESTRICTED CASH:

     Restricted cash consisted of the following at December 31:

                                                  2000           1999
                                               ----------     ----------

Collateral for Letter of Credit (a)            $  249,000     $  249,000
Collateral for reclamation bonds and other
    contingent events(b)                        1,987,100      1,869,000
Seven-Up Pete Venture funds(c)                         --      2,502,900
Unexpended proceeds from gold sales(d)             49,800         93,900
                                               ----------     ----------
                                                2,285,900      4,714,800
Current portion                                 1,379,800      1,962,900
                                               ----------     ----------
Noncurrent portion*                            $  906,100     $2,751,900
                                               ==========     ==========

     *    Included in other assets

     (a) In connection with the issuance of certain bonds for the performance of reclamation obligations and other contingent events at the Briggs Mine, a bank Letter of Credit was provided in favor of the Surety as partial collateral for such bond obligations. The Letter of Credit is fully collateralized with cash and will expire no earlier than December 31, 2001, and at the bank's option, may be renewed for successive one-year periods.

                  CANYON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.   RESTRICTED CASH, (CONTINUED):

     (b) Held directly by the Surety as full collateral for the Kendall Mine reclamation bond ($1,869,000) and as partial collateral ($118,100) for reclamation and other contingent events at the Briggs Mine. See also Note10(a).

     (c) At December 31, 1999, $2.5 million remained from a September 1999 Financing Agreement with Franco-Nevada Mining Corporation (Franco-Nevada) in which the Seven-Up Pete Venture (SPV) initially received $3.0 million solely for the purposes of maintaining its property rights in the McDonald and Seven-Up Pete mineral properties and to undertake a lawsuit against the State of Montana as a result of the passage of the anti-cyanide initiative, I-137. As consideration for the financing, Franco-Nevada was entitled to a 4% net smelter return royalty upon development of the properties, or alternatively, one-third of any proceeds received from a successful takings lawsuit. On June 14, 2000, Franco-Nevada filed a Complaint in the District Court, City and County of Denver, Colorado, which sought to have the Financing Agreement cancelled, a return of all funds provided by Franco-Nevada, and the imposition of additional damages. On June 30, 2000, the SPV and Franco-Nevada reached a Settlement Agreement (Settlement Agreement) in connection with the Complaint, the terms of which provided for i) termination of the Financing Agreement; ii) the return of $1.0 million of the $3.0 million originally paid by Franco-Nevada in exchange for all of Franco-Nevada's interest in the SPV; iii) the continuance until October 20, 2002 of a $0.5 million reclamation bond supported by Franco-Nevada; and iv) dismissal of the Complaint. On July 11, 2000, all assignments and transfers were completed and the Complaint was dismissed.

     (d) The Briggs Mine loan facility requires all proceeds from gold sales to be held in trust and disbursed from the collected credit balance in certain orders of priority.

6.   INVENTORIES:

     Inventories consisted of the following at December 31:

                              2000           1999
                           ----------     ----------

Gold-in-process(a)         $6,158,400     $7,314,200
Materials and supplies        442,100        504,700
                           ----------     ----------
                           $6,600,500     $7,818,900
                           ==========     ==========

          (a) Includes all direct and indirect costs of mining, crushing, processing and mine site overhead expenses.

                  CANYON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.   MINING CLAIMS AND LEASES:

     The carrying value of the Company's mining claims and leases consists of the following components at December 31:

                        2000             1999
                     -----------     -----------

Mining Property:
  McDonald           $17,850,800     $15,961,400
  Seven-Up Pete        5,175,000       5,175,000
                     -----------     -----------
                     $23,025,800     $21,136,400
                     ===========     ===========

     See Note 10(e) for a discussion of the legal status of the McDonald and Seven-Up Pete properties.

8.   ASSET IMPAIRMENT:

     During the fourth quarter of 2000, the Company recorded an impairment loss of $11.0 million in connection with a reduction in the carrying value of long-lived assets at its Briggs Mine to fair market value of approximately $17 million. Fair market value was determined by discounted cash flow analysis utilizing an assumed future gold price of $275 per ounce and a risk adjusted discount rate of approximately 9%. The impairment was principally due to i) the Company's forecast for a lower gold price than was estimated in prior periods; and ii) the Company's minimal hedge position relative to remaining reserves.

9.   NOTES PAYABLE:

     Notes payable consisted of the following at December 31:

                                  2000           1999
                               ----------     ----------

Briggs Facility(a)
  o  Cash Loans                $5,199,200     $5,199,200
  o  Credit Line                  135,000        135,000
Caterpillar Finance(b)              2,700         33,400
                               ----------     ----------
                                5,336,900      5,367,600
Current portion                 2,669,800         30,700
                               ----------     ----------
Notes Payable - Noncurrent     $2,667,100     $5,336,900
                               ==========     ==========

(a) On December 6, 1995, the Company's wholly-owned subsidiary, CR Briggs Corporation, obtained a $34.0 million loan facility to finance the capital requirements of mine construction and working capital for its Briggs Mine in California. The Company is guaranteeing the loan obligations of CR Briggs Corporation, and the loan facility is collateralized by a first mortgage lien on the property, non-leased assets of CR Briggs Corporation, and a pledge of the Company's stock in CR Briggs Corporation. The facility was provided by a syndication of three banks, and initially included three tranches; a $25 million gold loan; a $5 million cash loan; and a $4 million cost overrun facility. Subject to certain conditions, the Company has the right to convert loans of one type into loans of another type. On December 27, 1995, drawing commenced on the facility and $25.0 million principal in the form of a gold loan (monetized at $388.05 per ounce, or 64,425 ounces) and $1.0 million principal as a dollar loan were drawn. During 1996, an additional $4.0 million principal was drawn on the facility. During 1997, the remaining $4.0 million was drawn.

                  CANYON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.   NOTES PAYABLE, (CONTINUED):

     In May 1998, the loan facility was restructured and included (i) the modification of certain coverage ratios (as defined), (ii) a revision to the amortization schedule for the gold loan, and (iii) the liquidation of the Company's hedge position for all forward contracts with settlement dates beyond June 30, 1998. The liquidation resulted in proceeds of $11.1 million which were used to prepay in full the cash loans then outstanding of $8.6 million. As a result of the prepayment, unamortized deferred financing costs of $281,500 on these cash loans were expensed in the second quarter of 1998. This amount is shown as an extraordinary item on the Statement of Operations for the year ended December 31, 1998.

     In August 1998, the loan facility was further restructured as follows: (i) a six month, $1 million credit line at LIBOR plus 2 3/8% was established for working capital needs ($650,000 drawn at December 31, 1998); (ii) the Company pledged the stock of its subsidiary, CR Minerals, as additional collateral for the loan (the Company subsequently sold the assets of CR Minerals and contributed $2.4 million of the proceeds for further debt reduction); (iii) certain proceeds from any additional asset sales the Company may undertake will be used to reduce the principal balance on the loan; and (iv) the $2.5 million remaining from the May, 1998 hedge liquidation was utilized for scheduled debt service for the period ending September 30, 1998 (644 ounces of principal and 312 ounces of interest) and to further reduce the principal on the gold loan by 8,225 ounces. As a result of the restructuring of the gold loan, the Company recognized a gain of $919,700. This amount is shown as an other income item on the Statement of Operations for the year ended December 31, 1998. During 1999, in connection with the August 1998 restructuring, the Company contributed $2.4 million to CR Briggs Corporation which was used to pay off a credit line amount of $650,000 and reduce the gold loan principal by 6,117 ounces.

     In June 1999, the loan facility was again restructured, the terms of which included (i) the liquidation of 125,000 ounces of forward gold contracts which netted $5.5 million; (ii) utilizing the forward liquidation proceeds to reduce the gold loan principal by 20,506 ounces; (iii) establishing a $600,000 credit line for capital expenditures and working capital needs ($135,000 drawn at December 31, 1999; the commitment for remaining draws expired on December 31, 2000); (iv) rescheduling remaining principal payments to 2001 and 2002 on a quarterly basis; and (v) allowing the Company access to the first $1.6 million of net cash flow from the Briggs Mine (as defined) and 50% thereafter (the remaining 50% to be applied to the loan balance) through December 31, 2000. As a result of the restructuring of the gold loan, the Company recognized a gain of $3,108,200. This amount is shown as an other income item on the Statement of Operations for the year ended December 31, 1999.

     On June 30, 1999, the Company converted its then remaining gold loan principal of 19,913 ounces to a dollar loan. As a result of the conversion, the Company reduced its carrying value of the debt from the monetized price of $388.05 per ounce ($7,727,200) to fair market value of $261.10 per ounce ($5,199,200). The gain of $2,528,000 associated with the conversion was deferred and will be recognized in operations over the original gold loan repayment schedule.

     At December 31, 2000, CR Briggs was not in compliance with certain conditions of the loan agreement relating to minimum hedging requirements and working capital levels (as defined). In addition, as of January 1, 2001, the Company, as guarantor, was not in compliance with respect to maintaining a minimum level of tangible net worth and consolidated working capital ratio (as defined). In March 2001, the loan facility was amended as follows: (i) all existing matters of non-compliance were waived; (ii) CR Briggs' and the Company's continuing obligations with respect to certain covenants were waived through November 30, 2002, or repayment in full of the loans, whichever first occurs; (iii) the amortization schedule was revised to include scheduled principal payments of $242,500 each month in April and May 2001 and monthly payments of $275,000

                  CANYON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.   NOTES PAYABLE, (CONTINUED):

     thereafter until the loans have been repaid in full; (iv) additional principal payments equal to 50% of excess cash flow (as defined) are to be made and applied to the loan balance in inverse order of maturity; and (v) the Company, by April 30, 2001, will establish and maintain hedge contracts on six months' forecast gold production on a rolling forward basis.

     The following table summarizes principal payments and weighted average interest rates on the loan facility:

                                      2000        1999             1998
                                      ----        ----             ----

Principal payments
          Gold loan
             o Ounces                  --           26,623           13,057
             o Monetized amount        --      $10,331,100      $ 5,066,700
          Cash loans                   --      $   650,000      $ 8,700,000

Weighted average interest rates
          Gold loan                    --              2.5%             3.5%
          Cash loans                  8.9%             7.9%            10.3%

(b) In March 1999, the Company arranged to finance an equipment lease buy-out with Caterpillar Finance in the amount of $59,200. Terms of the financing require equal monthly payment over two years at an interest rate of 8.5%. During 2000, principal and interest payments of $30,700 and $1,700, respectively, were made.

     Maturities of notes payable over the next five years are as follow:

   2001          2002        2003     2004     2005       Total
----------    ----------     ----     ----     ----     ----------
$2,669,800    $2,667,100      --       --       --      $5,336,900

10.  COMMITMENTS AND CONTINGENCIES:

(a)  Site Reclamation Costs:

     Costs incurred for reclamation and closure activities at the Kendall Mine for 2000, 1999, and 1998 were $0.6 million, $0.8 million, and $1.1 million, respectively. Costs to date total $6.9 million and the Company's estimate of total costs to achieve mine closure is $9.1 million.

     The Kendall Mine operates under permits granted by the Montana Department of Environmental Quality (DEQ) and the Company has maintained a $1,869,000 Reclamation Bond in favor of the DEQ to ensure appropriate reclamation. In October 1999, the Company received a determination notice from the DEQ for an increase in the bond amount to approximately $8.1 million. In August 2000, the DEQ further revised the bond amount to approximately $14.2 million. The Company believes the bond amount exceeds the cost of remaining work and has filed an administrative appeal to the DEQ's actions. In November 2000, the DEQ declared the Company in default of its reclamation obligations and ordered the existing bond forfeited. In February 2001, the Company and the DEQ reached an agreement under which (i) the underlying cash of $1,869,000 supporting the bond was transferred to an interest-bearing account at the DEQ for use in continuing reclamation at the Kendall minesite, (ii) the DEQ's order declaring a default and forfeiture of the reclamation bond was withdrawn, and (iii) the appeals regarding bond amounts are stayed. The Briggs Mine operates under permits granted by various agencies including the U.S. Bureau of Land Management
     (BLM), Inyo County, the California Department of

                  CANYON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  COMMITMENTS AND CONTINGENCIES, (CONTINUED):

     Conservation, and the Lahontan Regional Water Quality Control Board (Lahontan). These agencies have jointly required the Company to post a reclamation bond in the amount of $3,030,000 to ensure appropriate reclamation. Additionally, the Company was required by Lahontan to post a $1,010,000 bond to ensure adequate funds to mitigate any "foreseeable release", as defined, of pollutants to state waters. Both bonds are subject to annual review and adjustment.

(b)  Lease Commitments:

     The Company has entered into various operating leases for office space and equipment, including a mining fleet at the Briggs Mine. At December 31, 2000, future minimum lease payments extending beyond one year under noncancellable leases were as follows:

    2001           2002        2003      2004     2005       Total
-------------   ---------      ----      ----     ----     ----------
  $ 979,200     $ 810,700       --        --       --      $1,789,900

     The Company has also entered into various mining lease arrangements for purposes of exploring, and if warranted, developing and producing minerals from the underlying leasehold interests. The lease arrangements typically require advance royalty payments during the pre-production phase and a production royalty upon commencement of production, with previously advanced payments credited against the production royalties otherwise payable. Advance royalty commitments will vary each year as the Company adds or deletes properties. Currently, minimum advance royalty payments total approximately $161,200 annually.

     The Company is also required to pay an annual rental fee to the federal government for any unpatented mining claims, mill or tunnel site claim on federally owned lands at the rate of $100 per mining claim. The Company's present inventory of claims would require approximately $79,400 in annual rental fees, however, this amount will vary as claims are added or dropped. The Company has submitted patent applications for its Briggs claims, however, no assurances can be made that patents will be issued. The Company is also subject to rental fees to various other owners or lessors of mining claims. Currently, rental payments to these parties total approximately $17,800 annually.

     Lease costs included in cost of goods sold for the years ended December 31, 2000, 1999 and 1998 were $1,651,400; $1,983,800; and $2,307,100, respectively.

     Rent expense included in selling, general and administrative expense of the Company for the years ended December 31, 2000, 1999, and 1998, was $86,100; $85,000; and $120,300, respectively. Property and equipment includes equipment with a cost and accumulated amortization of $1,802,100 and $1,079,000, respectively, at December 31, 2000 and cost and accumulated amortization of $1,915,700 and $750,300, respectively, at December 31, 1999, for leases that have been capitalized. Future minimum lease obligations under capital leases are as follows:

2001                                          $  437,700
2002                                             421,600
2003                                             426,700
                                              ----------
Total                                          1,286,000
Less amounts representing interest               157,700
                                              ----------
Present value of minimum lease payments        1,128,300
Less current obligations                         352,700
                                              ----------
Long-term obligations under capital lease     $  775,600
                                              ==========

                  CANYON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



10.  COMMITMENTS AND CONTINGENCIES, (CONTINUED)

(c)  Surety Bonds - Collateral Commitment

     During 1999, in response to a demand for an increase in collateral by the Surety who issued certain bonds for the performance of reclamation obligations and other contingent matters, the Company has (i) agreed to make cash deposits with the Surety totaling $1.5 million over a three year period at the rate of $0.5 million per year, commencing June 30, 2001 and
     (ii) granted a security interest in favor of the Surety in 28,000 acres of real property mineral interests in Montana.

(d)  Contingent Liability:

     On September 25, 1997, the Company, together with its wholly-owned subsidiary, CR Montana Corporation (CR Montana), purchased a 72.25% participating interest and underlying assets in the Seven-Up Pete Venture
     (SPV) from CR Montana's partner in the SPV, Phelps Dodge Corporation (Phelps Dodge). The Company and its wholly-owned subsidiary now own 100% of the SPV. The SPV includes the McDonald Gold Project near Lincoln, Montana.

     The Company made an initial payment of $5 million and is required to make a final payment of $10.0 million upon issuance of all permits required for construction of the McDonald Gold Project, or alternatively, one-third of any proceeds received from a takings lawsuit. Due to the contingent nature of the transaction, the Company recorded only the initial payment of $5 million as additions to mining claims and leases.

     The purchase payments are collateralized only by the 72.25% participating interest and underlying assets in the SPV transferred from Phelps Dodge to the Company and CR Montana in this transaction, and the 50% co-tenancy interest in certain real property also transferred to the Company and CR Montana.

(e)  Other Contingent Matters:

     On September 24, 1998, the Montana Department of Natural Resources (DNRC), the entity that administers state mineral leases, unilaterally decided to cancel the permitting extension of the 10-year lease term of the state leases that pertain to the McDonald Gold Project which would require the Company, after a period of approximately seventeen months, to commence paying a delay rental of $150,000 per month in order to maintain the leases. In February 2000, pursuant to its September 1998 decision, the DNRC determined that the primary terms of the mineral leases had expired. The Company appealed the action of the DNRC in an administrative hearing process and the DNRC Hearing Examiner affirmed the DNRC action. It is the Company's position that the permitting process has been interrupted by the threat and passage of I-137 (as discussed below) and, thus, the permit extension is continued until the governmental impediment is resolved. As part of the I-137 lawsuit filed in April 2000 against the State of Montana, the Company has asked the court to review and invalidate the DNRC's action.

     In September 1998, the DEQ issued a Notice of Violation and Administrative Order alleging certain violations of Montana water quality laws. DEQ proposed a penalty of $330,000 (since modified to $302,000) in connection with the alleged violations. The agency subsequently filed a legal action to collect a civil penalty. The Company believes (i) that many of the allegations are unfounded, and (ii) the proposed fine does not comport with Montana statutes because it fails to consider certain mandatory mitigating factors. The Company is vigorously defending itself in court.

                  CANYON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  COMMITMENTS AND CONTINGENCIES, (CONTINUED):

     In November 1998, the Montana electorate passed an anti-cyanide mining initiative (I-137) by a vote of 52% to 48%. I-137, as modified by the State Legislature in April 1999, bans development of new gold and silver mines which use open-pit mining methods and cyanide in the treatment and recovery process. For most of the campaign period, mining companies were prevented from campaigning due to a previously passed initiative (I-125) which prohibited campaign-expenditures by "for-profit" entities. Ten days prior to the election, a federal judge declared the prohibition "unconstitutional", a ruling that was upheld, in September 2000, by the U.S. Ninth Circuit Court of Appeals. The Seven-Up Pete Venture filed a lawsuit in April 2000 against the State of Montana seeking to have I-137 declared unconstitutional or, alternatively, to obtain a "takings" or damage award for the lost value of the McDonald, Seven-Up Pete and Keep Cool mineral properties. The lawsuit is based on, amongst others, (i) the right not to be deprived of property without due process of law; (ii) the right to equal protection under the laws; and (iii) the right to be protected against laws which impair the obligations of existing contracts. The Company's legal counsel believes that it is likely that the SPV will prevail in its lawsuit.

11.  CERTAIN CONCENTRATIONS AND CONCENTRATIONS OF CREDIT RISK:

     The Company sold its gold and silver production predominantly to two customers during 2000, 1999 and 1998. Given the nature of the commodities being sold and because many other potential purchasers of gold and silver exist, it is not believed that loss of such customers would adversely affect the Company.

     The Company is subject to credit risk in connection with its price protection arrangements as outlined in Note 12 in the event of non-performance by its counterparties. The Company uses only highly-rated creditworthy counterparties, however, and does not anticipate non-performance.

     The Company is subject to concentrations of credit risk in connection with maintaining its cash primarily in two financial institutions for the amounts in excess of levels insured by the Federal Deposit Insurance Corporation. The Company considers the institutions to be financially strong and does not consider the underlying risk to be significant. To date, these concentrations of credit risk have not had a significant effect on the Company's financial position or results of operations.

12.  PRICE PROTECTION ARRANGEMENTS:

     At December 31, 2000, 6,000 ounces of the Briggs Mine production was hedged with forward contracts at an average price of $325 per ounce. The mark to market value of the Company's forward contracts at December 31, 2000, was approximately $0.3 million.

13.  DEFERRED INCOME:

     In May, 1998, the Company liquidated a gold hedge position consisting of forward contracts on 105,900 ounces which resulted in proceeds of $11.1 million. For the years ended December 31, 2000, 1999 and 1998, deferred income of $4.5 million, $4.1 million and $2.5 million, respectively, were recognized in operations based on the original expected settlement dates of the forward contracts.

     In June 1999, the Company liquidated a gold hedge position consisting of forward contracts on 125,000 ounces which resulted in proceeds of $5.5 million. The proceeds on the liquidation was deferred and will be recognized in operations based on the original expected settlement dates of the forward contracts. During 2000, $3.9 million of the deferred income was recognized. For the year ended December 31, 1999, $1.3 million of the deferred income was recognized. The balance of $0.3 million will be recognized in 2001.

                  CANYON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.  DEFERRED INCOME, (CONTINUED):

     On June 30, 1999, the Company converted its Briggs Mine gold loan to a cash loan. In connection with the conversion, the Company reduced the monetized amount of the debt to fair value, resulting in a gain of $2,528,000 which was deferred. The gain will be recognized in operations over the original scheduled gold loan repayment dates in 2001 and 2002.

     The Company's overall deferred income balance at December 31, 2000 will be recognized in operations as follows: $1.5 million in 2001 and $1.3 million in 2002.

14.  INCOME TAXES:

     There was no current or deferred provision for income taxes for the years ended December 31, 2000, 1999, and 1998. The current provision for income taxes differs from the amounts computed by applying the U.S. federal statutory rate as follows:

                                                     2000              1999            1998
                                                  -----------      -----------      -----------

Tax at Statutory Rate of 34%                      $(4,104,800)     $    69,200      $(4,100,000)
Net Operating Loss (With) Without Tax Benefit       4,104,800          (69,200)       4,100,000
                                                  -----------      -----------      -----------
                                                  $        --      $        --      $        --
                                                  ===========      ===========      ===========

     Deferred tax assets and liabilities were comprised of the following at December 31, 2000, and December 31, 1999:

                                                 December 31, 2000   December 31,1999
                                                 -----------------   ----------------

DEFERRED TAX ASSETS
  Reserve for mine reclamation                     $  1,620,700       $  1,770,900
  Inventories                                         1,807,600          2,116,500
  Net PP&E (writedowns, depreciation/depletion
  and exploration/development expenditures)             652,000                 --
  Net operating loss carryforwards                   19,230,600         19,597,200
  Other                                               1,528,000          1,419,300
                                                   ------------       ------------
        Total gross deferred tax assets              24,838,900         24,903,900
  Valuation allowance                               (24,838,900)       (20,099,100)
                                                   ------------       ------------
  Net deferred tax assets                          $         --       $  4,804,800
                                                   ============       ============

DEFERRED TAX LIABILITIES
  Net PP&E (depreciation/depletion and
  exploration/development expenditures)                      --       $ (4,804,800)
                                                   ------------       ------------
NET DEFERRED INCOME TAX ASSET (LIABILITY)          $         --       $         --
                                                   ============       ============

     Although the Company has significant deferred tax assets in the form of operating loss carryforwards; its ability to generate future taxable income to realize the benefit of these assets will depend primarily on bringing new mines into production. As commodity prices, capital, legal, and environmental uncertainties associated with that growth requirement are considerable, the Company applies a full valuation allowance to its deferred tax assets, except to the extent that the benefit of operating loss carryforwards can be used to offset future reversals of existing deferred tax liabilities. During 2000, the valuation allowance increased by $4,739,800. During 1999, the valuation allowance decreased by

                  CANYON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  INCOME TAXES, (CONTINUED):

$1,167,500. During 1998, the valuation allowance increased by $4,231,400. Changes in the valuation allowance are primarily due to changes in operating loss carryforwards and other temporary differences.

     At December 31, 2000, the Company had net operating loss carryforwards for regular tax purposes of approximately $53,477,500 and approximately $40,960,300 of net loss carryforwards available for the alternative minimum tax. The net loss carryforwards will expire from 2001 through 2020.

     As a result of a merger in 1987, net operating loss carryforwards at the merger date were limited by Section 382 of the Internal Revenue Tax Code to approximately $112,800 annually. Of the total net loss carryforwards available at December 31, 2000, $687,800 remains subject to Section 382 limitations.

15.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The Company does not acquire, hold or issue financial instruments for trading purposes. The estimated fair values of the Company's financial instruments approximate carrying values at December 31, 2000, and December 31, 1999. The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

CASH AND CASH EQUIVALENTS: Carrying amounts approximate fair value based on the short-term maturity of those instruments.

RESTRICTED CASH: Carrying amounts approximate fair value based on the short-term maturity of those instruments.

LONG-TERM DEBT: Carrying values approximate fair values estimate based on discounted cash flows using the Company's current rate of borrowing for a similar liability.

16.  STOCK OPTIONS:

     The Company adopted an Incentive Stock Option Plan on April 12, 1982, as amended (the Plan), whereby options to purchase shares of the Company's common stock may be granted to employees of the Company, including those who are also directors of the Company, or subsidiary corporations in which the Company owns greater than a 50% interest. Exercise price for the options is at least equal to 100% of the market price of the Company's common stock at the date of grant for employees who own 10% or less of the total voting stock of the Company; and 110% of the market price of the Company's common stock at the date of grant for employees who own more than 10% of the Company's voting stock. Options granted can have a term no longer than 10 years and are first exercisable at dates determined at the discretion of the Company's Board of Directors.

                  CANYON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.  STOCK OPTIONS, (CONTINUED):

     Incentive stock option activity during 2000, 1999, and 1998 was as follows:

                                   2000                                1999                               1998
                        ----------------------------       ----------------------------        ----------------------------
                                         Weighted                           Weighted                            Weighted
                         Amount        Average Price        Amount        Average Price        Amount         Average Price
                        --------       -------------       --------       -------------        -------        -------------
Outstanding,
  beginning of year      387,750           $ 5.97           535,925           $ 6.48           547,800           $ 9.00
Granted                  276,000           $ 1.08            10,500           $ 1.00           121,500           $ 1.00
Exercised                 (2,500)          $ 1.00                --               --                --               --
Forfeited               (121,250)          $ 6.45          (119,050)          $ 7.36           (76,750)          $ 9.88
Expired                  (21,125)          $ 8.00           (39,625)          $ 7.20           (56,625)          $14.76
                        --------                           --------                            -------
Outstanding,
  end of year            518,875           $ 3.20           387,750           $ 5.97           535,925           $ 6.48
                        ========                           ========                            =======
Exercisable,
  end of year            276,208           $ 5.05           273,750           $ 7.88           296,050           $ 9.16

     A summary of the outstanding incentive stock options as of December 31, 2000, follows:

   Range of              Amount         Weighted Average Remaining       Weighted Average
Exercise Prices       Outstanding            Contractual Life             Exercise Price
---------------       -----------       --------------------------       ----------------

$ 1.00 - $ 1.49       360,750                   4.5 years                     $ 1.06
$ 1.50 - $ 4.99        62,500                   1.9 years                     $ 4.75
$ 5.00 - $ 9.99        22,625                   1.9 years                     $ 6.87
$10.00 or more         73,000                   0.9 years                     $11.31

     At December 31, 2000 there were 369,919 shares reserved for future issuance under the Plan.

     On March 20, 1989, the Company's Board of Directors approved the adoption of a Non-Qualified Stock Option Plan (the Non-Qualified Plan). Under the Non-Qualified Plan, the Board of Directors may award stock options to consultants, directors and key employees of the Company, and its subsidiaries and affiliates, who are responsible for the Company's growth and profitability. The Non-Qualified Plan does not provide criteria for determining the number of options an individual shall be awarded, or the term of such options, but confers broad discretion on the Board of Directors to make these decisions. Total options granted under the Non-Qualified Plan may not have a term longer than 10 years or an exercise price less than 50 percent of the fair market value of the Company's common stock at the time the option is granted.

     By vote of the Company's shareholders at the May 17, 1995, Annual Shareholders Meeting, the Company adopted a motion to award each non-employee Director options to purchase 2,500 shares of common stock each year during their tenure on the Board of Directors. Such stock option awards from the Non-Qualified Plan are made at an exercise price equal to the closing price of the Company's common stock one day prior to the Annual Shareholders Meeting. The non-employee Director grants are exercisable at any time between one and five years from the date of grant.

     During 1999, options to purchase 175,000 shares of common stock were granted to certain key employees at an exercise price equal to the fair market value of the Company's common stock on the grant date. The grants are immediately exercisable and have a five-year term.

                  CANYON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.  STOCK OPTIONS, (CONTINUED):

     Non-qualified stock option activity during 2000, 1999, and 1998 was as follows:

                                2000                     1999                     1998
                       -----------------------  -----------------------   ----------------------
                                   Weighted                 Weighted                 Weighted
                       Amount    Average Price   Amount   Average Price   Amount   Average Price
                       -------   -------------  -------   -------------   ------   -------------

Outstanding,
beginning of year      220,000      $ 1.98       37,500      $ 9.68       80,000      $11.52
Granted                 55,000      $ 0.77      195,000      $ 0.96       10,000      $ 3.24
Exercised                   --                       --          --           --          --
Forfeitures            (17,500)     $ 9.13      (10,000)     $ 9.20      (37,500)     $10.68
Expirations             (2,500)     $ 8.16       (2,500)     $ 8.76      (15,000)     $12.76
                       -------                  -------                  -------
Outstanding,
  end of year          255,000      $ 1.17      220,000      $ 1.98       37,500      $ 9.68
                       =======                  =======                  =======
Exercisable,
  end of year          250,000      $ 1.17      212,500      $ 2.04       30,000      $11.32

     A summary of the outstanding non-qualified stock options as of December 31, 2000, follows:

   Range of             Amount        Weighted Average Remaining         Weighted Average
Exercise Prices       Outstanding         Contractual Life                Exercise Price
---------------       -----------     --------------------------         ----------------

Less than $ 1.00        67,500                4.3 years                       $    0.70
$ 1.00 - $ 4.99        182,500                3.9 years                       $    1.03
$ 5.00 - $ 9.99             --                       --                              --
$10.00 or more           5,000                0.9 years                       $   12.62

     At December 31, 2000, there were 107,089 shares reserved for future issuance under the Non-Qualified Plan.

     The Company measures compensation cost as prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). No compensation cost has been recognized in the financial statements as the exercise price of all option grants is at least equal to 100% of the market price of the Company's common stock at the date of grant. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting For Stock-Based Compensation (SFAS 123), effective for fiscal years beginning after December 15, 1995. SFAS 123 defines a "fair value" based method of accounting for employee options or similar equity instruments. Had compensation cost been determined under the provisions of SFAS 123, the following pro forma net loss and per share amounts would have been recorded:

                                                   2000                1999               1998
                                              --------------      --------------     --------------

Net income (loss)
     o  As reported                           $  (12,072,800)     $      203,500     $  (12,058,900)
     o  Pro Forma                             $  (12,146,900)     $      (30,600)    $  (12,339,800)

Basic and diluted income (loss) per share
     o  As reported                           $        (1.03)     $         0.02     $        (1.04)
     o  Pro Forma                             $        (1.04)     $           --     $        (1.08)

                  CANYON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16.  STOCK OPTIONS, (CONTINUED):

     The weighted average fair value for options granted in 2000, 1999 and 1998 was $0.60 per share, $0.64 per share, and $0.56 per share, respectively. The pro forma amounts were determined using the Black- Scholes model with the following assumptions:

                                              2000      1999       1998
                                             -------   -------    -------
Expected volatility
     o Incentive Stock Options               93.6%     92.5%      91.0%
     o Non-Qualified Stock Options           83.7%     77.0%      79.3%

Expected option term
     o  Incentive Stock Options              3 years   3 years    3 years
     o  Non-Qualified Stock Options          5 years   5 years    5 years

Weighted average risk-free interest rate
     o  Incentive Stock Options               5.3%      5.9%       4.5%
     o  Non-Qualified Stock Options           6.1%      6.1%       5.6%

Forfeiture rate
     o  Incentive Stock Options
     o  Non-Qualified Stock Options            10%       --(1)      15%
                                                5%        5%        --

     (1)  Incentive Stock Option grants in 1999 were immediately exercisable.

17.  WARRANTS:

     As a result of an equity offering in June 1997, warrants to purchase 278,182 shares of $0.01 par value common stock were issued at a price of $4.05 per share. The warrants expired on June 5, 2000.

     As a result of a private placement in March 1996, warrants to purchase 2,017,167 shares of $0.01 par value common stock were sold. For each share of the Company's common stock purchased, the purchaser received one-half warrant. Each whole warrant entitled the holder to purchase one share of common stock at an exercise price equal to $3.75 per share. A warrant to purchase 300,000 shares of common stock was issued to the Company's underwriter and financial advisor in connection with the private placement at the same terms and conditions. A warrant to purchase 15,000 shares of common stock was exercised in March 1999 and the remaining warrants to purchase 2,302,167 shares of common stock expired on March 25, 1999.

18.  ACCOUNTING STANDARDS ADOPTED SUBSEQUENT TO YEAR-END:

     On January 1, 2001, the Company became subject to the accounting and reporting requirements of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), as subsequently amended for certain derivative instruments and hedging activities with the issuance of SFAS No. 138. These standards require that all derivatives be recognized as assets or liabilities and be measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting as either a fair value hedge or a cash flow hedge. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows of the hedging instruments and the hedged items.

     Upon adoption, the Company expects to record an asset and corresponding transition adjustment of approximately $0.3 million as a cumulative effect of a change in accounting principle for the fair market

                  CANYON RESOURCES CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.  ACCOUNTING STANDARDS ADOPTED SUBSEQUENT TO YEAR-END, (CONTINUED):

value of its forward gold contracts. In addition, the Company expects to derecognize approximately $2.8 million of deferred income as a liability on its statement of financial position and report this amount as a transition adjustment in other comprehensive income. The $2.8 million is expected to be recognized as a component of net income as follows: $1.5 million in 2001 and $1.3 million in 2002.

19.  SUBSEQUENT EVENTS:

(a)  Private Placement-First Quarter 2001:

     During the first quarter of 2001, the Company completed a private placement that initially commenced in December 2000. Aggregate net proceeds of approximately $1.20 million ($0.75 million in December 2000) were realized through the sale of 1,473,052 shares of common stock.

(b)  Liquidity:

     During the fourth quarter of 2001, gold production from the Briggs Mine was lower than expected due primarily to lower tons of ore mined from the last remaining benches of the main pit. As a result, the mine's operating cash flow was reduced, and scheduled debt payments of $825,000 during the quarter were not made. The Company has obtained waivers for this amount which has been deferred until January 31, 2002 along with a regularly scheduled payment of $275,000. The Company is working with its lenders on restructuring the loan facility and anticipates that additional waivers deferring scheduled debt payments will be granted in the intervening period. There can be no assurances, however, that the lenders will grant such waivers or not exercise any remedies otherwise available to them. The Company is continuing to examine its operations for ways to increase efficiencies and lower costs. Should management's plans not be successful, operations and liquidity may be adversely affected.

     During the two month period from December 2001 - January 2002, the Company completed a private placement realizing proceeds of $1,850,500 through the sale of 2,127,016 shares of common stock. The private placement was undertaken to provide funds to expand future production from the Briggs Mine, to continue with efforts to overturn the Montana anti-mining initiative and for general corporate purposes.

SELECTED QUARTERLY FINANCIAL DATA:

     Selected quarterly financial information (unaudited) for the years ended December 2000 and 1999 is summarized as follows:

                                                              2000
                                 ---------------------------------------------------------------
                                     First            Second          Third            Fourth
                                    Quarter          Quarter         Quarter          Quarter
                                 -------------    -------------   -------------    -------------

Sales                            $   8,846,300    $   8,541,500   $   9,060,600    $   8,227,900
Gross profit                     $   2,232,300    $   2,808,300   $   2,932,200    $   2,438,100
Net income (loss)                $    (812,900)   $     147,800   $     224,800    $ (11,632,500)(1)
Net income (loss) per share      $       (0.07)   $        0.01   $        0.02    $       (0.99)



                                                               1999
                                 ---------------------------------------------------------------

Sales                            $   7,335,700    $   7,362,700   $   8,168,200    $   8,037,900
Gross profit                     $   1,455,100    $   1,189,200   $   2,062,200    $   2,263,700
Net income (loss)                $    (380,900)   $   1,773,600   $    (144,700)   $  (1,044,500)(2)
Net income (loss) per share(3)   $       (0.03)   $        0.15   $       (0.01)   $       (0.09)



     (1) Includes a charge of $11.0 million in connection with a write-down of the Briggs Mine assets to fair market value. See Note 8 to Consolidated Financial Statements.

     (2) Includes a charge of $0.9 million in connection with an update to the anticipated scope of reclamation work remaining at the Kendall Mine.

     (3) Per share amounts have been restated to give effect to the Company's March 24, 2000 1/4 reverse split.